TRANSALTA CORPORATION

Annual and Special Meeting of Shareholders

of TransAlta Corporation

April 23, 2013

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

The total number of shares represented by shareholders present in person and by proxy at the meeting was 95,884,818, representing 37.10% of the Corporation’s outstanding shares. Shareholders in attendance at the meeting represented 165,880 shares.

1.	Election of Directors. The eleven director nominees proposed by management were elected by a show of hands. Proxies were received as follows:
Nominee	Votes for	%	Withheld	%
William D. Anderson	89,682,152	97.00%	2,774,277	3.00%
Timothy W. Faithfull	90,459,815	97.84%	1,996,614	2.16%
Dawn L. Farrell	90,722,963	98.13%	1,733,466	1.87%
Alan J. Fohrer	90,634,733	98.03%	1,821,196	1.97%
Gordon D. Giffin	89,576,104	96.88%	2,881,225	3.12%
C. Kent Jespersen	88,767,420	96.01%	3,688,805	3.99%
Michael M. Kanovsky	90,809,004	98.22%	1,647,425	1.78%
Gordon S. Lackenbauer	90,645,440	98.04%	1,809,989	1.96%
Karen E. Maidment	90,634,388	98.03%	1,822,041	1.97%
Yakout Mansour	90,690,954	98.09%	1,766,078	1.91%
Martha C. Piper	90,291,484	97.66%	2,164,945	2.34%

2.	Appointment of Auditors. The Appointment of Ernst & Young LLP, to serve as the independent auditors for 2013 was approved by a show of hands. Proxies of 93,928,144 (98.13%) in favour and 1,790,794 (1.87%) withheld were received.

3.	Continuation of Shareholder Rights Plan. The vote conducted by ballot, approved the resolution continuing, ratifying, confirming and approving the Shareholder Rights Plan. The results of the ballot were as follows:
Votes For	% Votes For	Votes Against	% of Votes Against
77,917,462	84.17%	14,656,216	15.83%

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4.	Advisory Vote on Executive Compensation. The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
85,283,991	92.13%	7,283,908	7.87%

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